UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 05614L100	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
25,080,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
25,080,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,080,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 168,637,384 shares of common stock, par value $0.01 per share, of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) which is the total number of shares estimated to be outstanding as of April 30, 2018, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on April 11, 2018.

	CUSIP No. 05614L100	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
25,080,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
25,080,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,080,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 168,637,384 shares of common stock, par value $0.01 per share, of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) which is the total number of shares estimated to be outstanding as of April 30, 2018, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on April 11, 2018.

	CUSIP No. 05614L100	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
8,232 shares
(8) SHARED VOTING POWER
25,080,000 shares
(9) SOLE DISPOSITIVE POWER
8,232 shares
(10) SHARED DISPOSITIVE POWER
25,080,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,088,232 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 168,637,384 shares of common stock, par value $0.01 per share, of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) which is the total number of shares estimated to be outstanding as of April 30, 2018, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on April 11, 2018.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, and April 13, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Of the shares of Common Stock to which this Statement relates, 25,080,000 shares were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 25,080,000 shares of Common Stock purchased was approximately $56,944,317 (excluding commissions). The remaining 8,232 shares of Common Stock represent time-based restricted stock units (“RSUs”) awarded to Mr. Kahn, in his capacity as a director of the Issuer, as director compensation under the Issuer’s Amended and Restated 2015 Long-Term Incentive Plan. Each RSU granted by the Issuer represents the right to receive one share of Common Stock. The RSUs vested immediately upon the grant on January 3, 2018.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On April 12, 2018, Vintage Capital entered into an agreement (the “Steel Agreement”) with Steel Partners Holdings L.P. (“Steel Holdings”), pursuant to which Steel Holdings agreed to backstop certain of Vintage Capital’s obligations under the Equity Commitment Agreement with respect to the Rights Offering. Steel Holdings committed, subject to specified conditions, to fund a portion of Vintage Capital’s backstop commitment up to a maximum aggregate amount of $46,500,000, but not to exceed such number of shares of Common Stock as would result in Steel Holdings (together with its affiliates and associates) beneficially owning more than 29.95% of the then-outstanding shares of Common Stock.

On April 30, 2018, the Rights Offering expired. In the Rights Offering, Vintage Capital purchased 18,480,000 shares of Common Stock pursuant to its fully exercised subscription privileges. As required by the Equity Commitment Agreement, Vintage Capital was also obligated to purchase 23,409,809 shares of Common Stock (the “Backstop Shares”) pursuant to its backstop obligations. Vintage Capital assigned the right to purchase all of the Backstop Shares to certain other individuals and entities, including Steel Holdings in accordance with the Steel Agreement.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on May 3, 2018, the Reporting Persons beneficially owned 25,088,232 shares of Common Stock, representing approximately 14.9% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 168,637,384 shares of Common Stock, which is the total number of shares of Common Stock estimated to be outstanding as of April 30, 2018, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on April 11, 2018.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment that were not previously reported.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on May 3, 2018.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Vintage Capital Management, LLC	April 30, 2018	Purchase of Common Stock pursuant to subscription privileges in the Rights Offering	18,480,000	$2.00

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).
2	Agreement, dated as of January 3, 2018, among Babcock & Wilcox Enterprises, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on January 3, 2018).
3	Consent Letter, dated January 31, 2018, to Babcock & Wilcox Enterprises, Inc. from Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on February 2, 2018).
4	Equity Commitment Agreement, dated April 10, 2018, by and between Babcock & Wilcox Enterprises, Inc. and Vintage Capital Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on April 11, 2018).